Filed by Mission Resources Corporation
(Commission File No. 000-09498)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:
Mission Resources Corporation
(Commission File No. 000-09498)
The following information is a summary of the calculation of the estimated consideration to be paid by Petrohawk Energy Corporation (“Petrohawk”) to holders of common stock of Mission Resources Corporation (“Mission”) upon consummation of the merger of Mission with Petrohawk Acquisition Corporation, a wholly owned subsidiary of Petrohawk. You are urged to carefully read the joint proxy statement/prospectus relating to the merger, which is accessible over the Internet from the SEC’s website at www.sec.gov or the websites of Petrohawk Energy Corporation, at www.petrohawk.com, and Mission Resources Corporation, at www.mrcorp.com.
CALCULATION OF MERGER CONSIDERATION
ACQUISITION OF MISSION RESOURCES CORPORATION BY
PETROHAWK ENERGY CORPORATION
At the effective time of the merger of Mission Resources Corporation with Petrohawk Acquisition Corporation, a wholly owned subsidiary of Petrohawk Energy Corporation, each share of Mission common stock outstanding immediately prior to the effective time will be converted into the right to receive either a number of shares of Petrohawk common stock or an amount of cash, in each case as described more fully in the joint proxy statement/prospectus. The actual per share stock consideration and per share cash consideration to be paid to Mission stockholders cannot be determined until the effective time of the merger because of the dependence of these final calculations on the closing prices and volumes of Petrohawk common stock for ten trading days ending three calendar days immediately prior to the effective time (or, if such calendar day is not a trading day, ending on the trading day immediately preceding such calendar day). The calculation set forth below is intended to provide you with information as to the amount of such consideration as though the effective date of the merger were Thursday, July 28, 2005, using the stock’s closing price and volumes reported for ten trading days ended three calendar days prior to Thursday, July 28, 2005. The calculation set forth below will change if the effective date of the merger is not Thursday, July 28, 2005.

Definitions
The following definitions are used for purposes of this discussion and the following table:
• The “aggregate consideration” is the dollar amount of the sum of:
• the product of (1) the aggregate number of shares of Petrohawk common stock that Petrohawk will issue pursuant to the merger (which is the product of 0.7718 and 60% of the “total common stock amount”) and (2) the “Average Petrohawk Common Stock Value” (referred to in the merger agreement as the “Final Parent Stock Price”), and
• the aggregate amount of cash Petrohawk will pay pursuant to the merger (which is the product of (1) 40% of the total common stock amount and (2) $8.15). We refer to this aggregate amount of cash as the “total cash amount.”
• The “Average Petrohawk Common Stock Value” is the volume-weighted average of the closing prices per share of Petrohawk common stock as reported on the Nasdaq National Market during the ten consecutive trading day period during which shares of Petrohawk common stock are traded on the Nasdaq National Market ending on the third calendar day immediately prior to the effective time of the merger (or, if such calendar day is not a trading day, ending on the trading day immediately preceding such calendar day). We refer to the ten consecutive trading day period as the “valuation period.”
• The “total common stock amount” is the total number of shares of Mission common stock outstanding immediately prior to the effective time of the merger; provided that, for purposes of determining the aggregate consideration, the total common stock amount will not exceed the sum of 41,535,088 (the number of shares of Mission common stock outstanding on April 1, 2005) and 5,832,715 (the number of shares of Mission common stock permitted to be issued by Mission prior to the merger pursuant to existing stock options under the terms of the merger agreement).
Calculation Rationale
Subject to the allocation procedures described in the joint proxy statement/prospectus, the consideration to be paid for each share of Mission common stock in respect of which a stock election is made will be the number of shares of Petrohawk common stock equal to the “exchange ratio,” which is the number obtained by dividing the per share consideration by the Average Petrohawk Common Stock Value.
The formula described above is designed to substantially equalize the value of the consideration to be received for each share of Mission common stock in the merger at the time the calculation is made, regardless of whether a Mission stockholder elects to receive cash, Petrohawk common stock, or a combination of cash and Petrohawk common stock. This equalization mechanism was deemed to be desirable because the value of the Petrohawk common stock will fluctuate. The value of the merger consideration to be received with respect to each share of Mission common stock will be equal to $3.26 plus approximately $0.4631 per $1.00 of Average Petrohawk Common Stock Value.
To ensure that the value of the consideration for each share of Mission common stock is as equal as possible upon receipt by Mission stockholders, regardless of the form of the consideration, the equalization mechanism is to be applied based on the Average Petrohawk Common Stock Value. The formula is also designed to fix the total number of shares of Petrohawk common stock and the amount of cash to be issued and paid, respectively, in the merger (in each case subject to upward adjustment, up to approximately 1.8 million shares of common stock and $12.7 million in cash, in the event that any shares of Mission common stock are issued in accordance with the merger agreement pursuant to the exercise of Mission stock options or otherwise). Because the amount of cash and the number of shares of Petrohawk common stock to be paid and issued, respectively, in the merger are fixed at approximately $135.4 million and 19.234 million shares, respectively, the percentage of shares of Mission common stock that will be exchanged for Petrohawk common stock and the percentage that will be exchanged for cash will depend upon the Average Petrohawk Common Stock Value.
The greater the Average Petrohawk Common Stock Value, the greater the percentage of shares of Mission common stock that will be exchanged for shares of Petrohawk common stock (and the lesser the percentage of shares of Mission common stock that will be exchanged for cash) and the lesser the Average Petrohawk Common Stock Value, the greater the percentage of shares of Mission common stock that will be exchanged for cash (and the lesser the percentage of shares of Mission common stock that will be exchanged for Petrohawk common stock).
Hypothetical Value of Stock and Cash Consideration
The following table sets forth a hypothetical Average Petrohawk Common Stock Value based upon the closing prices and trading volumes of Petrohawk common stock on the Nasdaq National Market during the ten consecutive trading days ending on the third calendar day prior to Thursday, July 28, 2005. The table will only be updated if the effective time of the merger does not occur on Thursday, July 28, 2005.
The actual value of the cash consideration or number of shares of Petrohawk common stock that you will receive for each share of Mission common stock you hold will differ from the amount shown in this example only if the effective time of the merger does not occur on Thursday, July 28, 2005.
* Updated through close of trading on July 25, 2005

Per Share Stock
Consideration
		(Shares of			Mission Common Stock to Receive:
Average		Petrohawk	Value of Per	Per Share	Percentage of Outstanding Shares of
Petrohawk Common		Common	Share Stock	Cash
Stock Value	Transaction Value	Stock)	Consideration	Consideration	Stock Consideration	Cash Consideration
$10.83	$349,621,427	0.7641	$8.2753	$8.2752	60.61%	39.39%
No assurance can be given that the Average Petrohawk Common Stock Value will be equivalent to the fair market value of Petrohawk common stock on the effective time of the merger, the date that the merger consideration is received by a Mission stockholder or at any other time. The actual fair market value of the Petrohawk common stock received by Mission stockholders depends upon the fair market value of Petrohawk common stock upon receipt, which may be higher or lower than the Average Petrohawk Common Stock Value or the market price of Petrohawk common stock calculated as of today.
No fractional shares of Petrohawk common stock will be issued to any holder of Mission common stock in connection with the merger. For each fractional share that would otherwise be issued, Petrohawk will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of Petrohawk common stock on the Nasdaq National Market for the five trading days immediately preceding the date on which the merger occurs. No interest will be paid or accrued on cash payable in lieu of fractional shares of Petrohawk common stock.
The table is based on the assumption that the number of exchangeable shares is 42,249,197 (the number of shares of Mission common stock outstanding on July 25, 2005). To the extent that the number of shares of Mission common stock outstanding increases in accordance with the merger agreement (whether as a result of the exercise of Mission options or otherwise), the number of exchangeable shares will increase and the aggregate transaction value will increase, but there will be no change in the per share stock consideration or per share cash consideration. Each additional exchangeable share of Mission common stock will increase the aggregate transaction value by 0.4631 shares of Petrohawk common stock and $3.26 in cash.

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